SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


                            FORM U-57

                         AMENDMENT NO. 7

                               To

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended


              Entergy Power Development Corporation
               __________________________________
                (Name of foreign utility company)



              Entergy Power Development Corporation
             ______________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)


        The Commission is requested to mail copies of all communications relating to this Notification to:


     Laurence M. Hamric, Esq.         Thomas C. Havens, Esq.
     Associate General Counsel        Whitman Breed Abbott & Morgan LLP
     Entergy Services, Inc.           200 Park Avenue
     639 Loyola Avenue                New York, New York  10166
     New Orleans, Louisiana 70113

                         Frederick F. Nugent, Esq.
                         General Counsel
                         Entergy Enterprises, Inc.
                         4 Park Plaza
                         Suite 2000
                         Irvine, California  92614

     Entergy Power Development Corporation ("EPDC"), a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby amends and restates the notification originally filed with the Securities and Exchange Commission on June 17, 1997 that EPDC is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.

Item 1. Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

          Entergy Power Development Corporation
          c/o Entergy Power Group
          4 Park Plaza
          Suite 2000
          Irvine, California  92614

     EPDC claims an exemption from the Act as a FUCO by virtue of its direct or indirect ownership interests in the following subsidiary companies (each of which has also claimed an exemption as a FUCO):

     (1) EP Edegel, Inc., a wholly-owned subsidiary of EPDC, which owns, indirectly through its subsidiaries Entergy Peru, S.A. and Generandes Peru, S.A., a 20.82% interest in Edegel S.A. ("Edegel"). Edegel is a public utility which currently owns five hydroelectric generating stations (with an aggregate installed capacity of 547 megawatts ("MW"), one 260 MW thermal electric generating station and 576 kilometers of interconnecting transmission lines located near Lima, Peru.

     (2) Entergy Power CBA Holding Ltd., a wholly-owned subsidiary of EPDC, which currently owns directly a 7.8% interest in Central Termoelectric Buenos Aires, S.A., a company which owns and operates a 220 MW combined cycle gas turbine generator located at the Central Costanera, S.A. power plant in Buenos
Aires, Argentina.

     (3) Entergy Power Chile, Inc., a wholly-owned subsidiary of EPDC, which owns, indirectly through its subsidiaries Entergy Power Chile S.A. and Inversiones Electricas Quillota S.A., an approximate 25% economic interest in Compania Electrica San Isidro S.A.("San Isidro"). San Isidro owns and operates a 370 MW single unit, combined-cycle electric generating plant (the "Plant") located near Santiago, Chile, and a subsidiary of San Isidro owns and operates electric transmission lines that interconnect the Plant with the grid.

     (4) Entergy Pakistan, Ltd., a wholly-owned subsidiary of EPDC, which owns directly approximately a 5% interest in The Hub
Power Company, Ltd. ("Hub Power").  Hub Power owns and operates a
1,292 MW steam electric generating facility in Pakistan.

     (5) Entergy Power Damhead Creek Holding I, Ltd., a wholly-owned subsidiary of EPDC, which was formed to acquire and hold Entergy's interest in Damhead Creek Limited, an English private limited company ("DCL"). DCL is developing and will own a gas-fired, combined cycle electric generating facility in the County of Kent, England (the "Facility"). As currently configured, the Facility will include/be based upon two gas-fired turbines and one steam turbine, and related auxiliary equipment. The Facility will have a generating capacity of approximately 792 MW (at average site conditions).

     (6) Entergy Power Investment Holdings Corporation, a wholly-owned subsidiary of EPDC, and Entergy Power Damhead FinCo LLC, a
99% owned subsidiary of EPDC, each of which owns an indirect interest in Entergy Power Operations Damhead Creek Limited
Partnership, another FUCO subsidiary of Entergy which will provide operations and maintenance services to DCL.

     (7) Entergy S.A., a subsidiary of EPDC, which was formed to participate in a consortium with non-affiliated companies through which Entergy acquired an ownership interest in Central
Costanera, S.A. ("Costanera"). Costanera owns and operates an electric generating station located in Buenos Aires, Argentina, which currently consists of seven natural gas/oil-fired generating units with a total installed capacity of 1,260 MW. Costanera has contracted for a turnkey installation of a combined-cycle power plant comprised of two gas turbine generator units with corresponding duct-fired boilers and steam turbines. This expansion, expected to be completed by March 1999, would add 830 MW to the existing installed capacity to the plant. Entergy, through Entergy S.A. and other direct and indirect subsidiaries, has a 6% ownership interest in Costanera. Entergy S.A. also owns, indirectly through Costanera, an additional 3.06% interest in Central Termoelectic Buenos Aires, S.A.

     (8) Entergy Power Saltend Holding, Ltd., a wholly-owned subsidiary of EPDC, which was formed to acquire and hold Entergy's interest in Saltend Cogeneration Company Limited, an English private limited company ("Saltend"). Saltend will develop and own a 1,200 MW (nominal) gas-fired, combined cycle electric generating facility to be located adjacent to a British Petroleum Company chemical facility in the County of Hull, England (the "Saltend Plant"). It is anticipated that the Saltend Plant will consist of three 400 MW (nominal) units, each of which will include an air intake system, compressor, combustion chambers, power turbine, exhaust system and all associated auxiliary plant and control systems. The Saltend Plant will be operated by Entergy Power Operations UK Limited, another indirect subsidiary of Entergy.

     (9) Entergy Australia Generation Holdings, Ltd., a wholly-owned subsidiary of EPDC, which was formed to acquire and hold Entergy's interest in Entergy Australia Generation Ltd. ("Entergy Australia"). Entergy Australia currently is developing and will acquire and own, indirectly through one or more subsidiaries, two proposed coal-fired electric generating projects in Queensland, Australia. One project (the "Wandoan Project"). involves the concurrent development of a 750 MW coal-fired electric generating plant in the Surat Basin/Dawson Valley region of Queensland and the adjacent coal mine (the "Wandoan Mine"). The second project (the "Tarong Project") involves a joint venture with the Tarong Energy Corporation ("Tarong Energy"), a Queensland government owned corporation, to develop, own and operate an 840 MW addition to Tarong Energy's existing four unit, 1,400 MW coal-fired generating station near Brisbane, Australia. Coal from the Wandoan Mine will be used as a source of long-term fuel supply for the Wandoan Project and may be used as the fuel supply for the Tarong Project.

     In addition to the foregoing existing ownership interests in FUCOs, EPDC is engaged in development activities with respect to potential additional investments by Entergy in foreign energy projects which would qualify as FUCOs. EPDC also may from time to time acquire and hold, on behalf of Entergy, interests in additional FUCOs. EPDC undertakes to file a further amendment to this Notification in the event that it acquires any securities or an interest in the business of another FUCO.

     No persons other than Entergy currently own a 5% or more voting interest in EPDC.

Item 2. Domestic Associate Public-Utility Companies of EPDC and their Relationship to EPDC.

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic associate public-utility companies of EPDC: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with EPDC.



               EXHIBIT A.     State Certification.



     Not applicable.

                            SIGNATURE


     The undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                              ENTERGY POWER DEVELOPMENT CORPORATION


                              By: /s/ Frederick F. Nugent
                                   Frederick F. Nugent
                                   Assistant Secretary



Dated:  April 19, 1999